Exhibit 99.4

FOR AGAINST ABSTAIN Res. 1 Res. 2 Res. 3 Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions marked above. Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title. TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING ORDINARY SHARES OF BAOZUN INC. Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting. FOLD AND DETACH HERE Address Change Mark box, sign and indicate changes/comments below: Sign Below Date: BAOZUN INC.

ORDINARY RESOLUTIONS Baozun Inc. JPMorgan Chase Bank, N.A., Depositary P.O. Box 64507, St. Paul, MN 55164-0507 PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. 1. Re-election of Mr. Steve Hsien-Chieng Hsia as a director of the Company. 2. Re-election of Mr. Benjamin Changqing Ye as a director of the Company. 3. Authorization of each of the directors of the Company to take any and every action that might be necessary to effect the foregoing resolutions 1 to 2 as such director, in his or her absolute discretion, thinks fit. JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Annual General Meeting (the “Meeting”) of Baozun Inc. (the “Company”) will be held at Building B, No. 1268 Wanrong Road, Shanghai, 200436, China on September 6, 2016 at 10:00 a.m., Beijing time (or 10:00 p.m. on September 5, 2016, EDT), for the purposes set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from voting on the Resolutions, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (New York City Time), September 2, 2016. Only the registered holders of record at the close of business on August 5, 2016, will be entitled to execute the attached Voting Instruction Card. The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record as of August 5, 2016, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Resolutions at the Meeting. These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Ordinary Shares represented by your ADRs will be voted by such person in his or her discretion. To view the detailed meeting agenda, please visit the Company’s website at: http://ir.baozun.com/phoenix.zhtml?c=253989&p=irol-agm. NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 12:00 p.m. (New York City Time), September 2, 2016. JPMorgan Chase Bank, N.A., Depositary BAOZUN INC. Voting Instruction Card Please see reverse side for Voting Instructions.